
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Sazmining Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> January 6, 2018

Physical address of issuer
9641 Eagle Ridge Drive, Bethesda, MD 20817

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,158,101	$648,603
Cash & Cash Equivalents	$57,048	$63,433
Accounts Receivable	$16,328	$0
Short-term Debt	$138,185	$65,081
Long-term Debt	$363,168	$1,093,572
Revenues/Sales	$2,613,002	$317,028
Cost of Goods Sold	$2,388,446	$342,600
Taxes Paid	-$73,411	-$399,418
Net Income	-$276,166	-$1,502,571

July 16, 2025

FORM C-AR

Sazmining Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Sazmining Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.sazmining.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 16, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Sazmining Inc. (the "Company") is a Delaware Corporation, formed on January 6, 2018.

The Company is located at 9641 Eagle Ridge Drive, Bethesda, MD 20817.

The Company's website is https://www.sazmining.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Sazmining offers a service known as Bitcoin Mining as a Service (MaaS), designed to make Bitcoin mining accessible, simple, and transparent, particularly for beginners. Our core service involves managing the entire Bitcoin mining process on behalf of customers, allowing individuals to participate in mining without needing to handle technical complexities themselves.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risk Factors

Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in

connection with your death or divorce. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial services industry . However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed.

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms within the Company's industry. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of capital.

Projections: Forward Looking Information. Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service. All of our current services are variants on one type of service, providing a platform for Bitcoin mining. Our revenues are therefore dependent upon the market for online capital formation.

We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits Sazmining, Inc was formed on 01/6/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sazmining, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right

talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time. Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission), possibly the EPA (Environmental Protection Agency), and other relevant government laws and regulations. The EPA may have the ability to regulate carbon emissions in the future. The EPA may then choose to target the carbon emissions of the Bitcoin mining industry as a whole, despite our Wisconsin facility being carbon neutral. Utilities may change their rate tariffs for Bitcoin mining operation, which would negatively impact future grid-tied facilities. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sazmining, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sazmining, Inc could harm our reputation and materially negatively impact our financial condition and business. The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility. A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Facility Security Risk
Facility security risks include those associated with location, personnel, and weather/acts of nature which could negatively impact the company's profitability. Any or all of these could lead to theft, vandalism, or extensive property damage. Sazmining ensures that the facility has proper security protocols & procedures regarding access and maintenance to minimize the risk of theft or vandalism. Additionally, we plan to purchase various layers of insurance as applicable to each facility and hosting contract we sign.

Asset Security Risk

Asset security risks include those associated with the holding and storing of mined bitcoin. Since the mined bitcoin represents the realized profit of the company, a security breach would directly affect the profitability. Additionally, a security breach would negatively impact the overall reputation of Sazmining and Sazmining's credibility as a miner. Proper risk management around digital asset custody will mitigate risk and ensure Sazmining can scale to service large institutional capital. Sazmining is fully verified as an institutional partner of Kraken.

Energy Risk

Energy risks include those associated with the cost and delivery of energy and the general energy market as a whole. If energy costs increase unexpectedly or if energy delivery becomes unreliable, the hosting facilities whom we contract with could experience temporary closures that would adversely impact the operability and subsequent profitability of the company. The risk would increase if the underlying energy becomes increasingly volatile. The contracts we sign stipulate a minimum uptime of energy generation with compensatory recourse when the minimum is not met. Minimum uptime is typically 95% in a behind-the-meter arrangement (the remaining 5% is typically sold to the grid in times of elevated demand, but profit sharing of the 5% is also typical). Contracts for methane facilities would have similar provisions. More importantly, since many methane facilities are off-grid without the ability to sell power back to it, the contractual uptime guarantees are expected to be higher. Sazmining is well-connected in the methane & renewable energy industries in order to mitigate energy risk. We are focused on having a reliable pipeline of operational energy partners to mitigate energy risk and maximize risk-adjusted returns for shareholders.

Jurisdictional Risk

Jurisdictional risks include those associated with operating a mine specifically in the United States. It is possible that energy, environmental, and societal conditions change within the United States, which could negatively impact the operational efficiency of the mine. These risks exist separately but in conjunction with regulatory risks. Sazmining is mitigating individual country risk by evaluating sites across the globe. Through our network, Sazmining has potential access to facilities around the world. This would allow us to move miners to a more favorable jurisdiction so that we could continue our operations. This would undoubtedly add costs not contemplated in our forecast model. Jurisdictional Risk Jurisdictional risks include those associated with operating a mine specifically in the United States. It is possible that energy, environmental, and societal conditions change within the United States, which could negatively impact the operational efficiency of the mine. These risks exist separately but in conjunction with regulatory risks.

Tax Risk

Tax risks include those associated with the taxation of revenues and expenses realized from mining bitcoin. If there are changes in tax law or the interpretation of tax law, the profitability of the mine could be negatively impacted. Sazmining will evaluate the best approach for growing the enterprise value of our projects and minimizing unnecessary tax burdens through proper risk-adjusted growth. Staying up to date with tax law will ensure Sazmining maintains compliance with tax law.

Black Swan Risk

Black swan risks include those associated with unpredictable events that are beyond what is normally expected. If a severe event occurs, the widespread impacts could adversely affect the profitability and operability of the company. The risk increases if the geopolitical landscape

becomes increasingly tumultuous and if market rationalization becomes increasingly poor. Sazmining has weathered multiple "Black Swan" events since January 2018.

Third-Party Risk

Third-party risks include those associated with outside party's abilities and willingness to perform necessary services or activities. If an outside party is unable or unwilling to provide contracted products and/or services, the operability and profitability of the company could be negatively impacted. Similarly, third parties may adversely affect the company if they are operating with a high level of third party risk themselves, or if the conditions of their underlying markets become unfavorable. Sazmining will use our industry expertise on PPAs, hosting contracts, and due diligence on industry counter-parties to mitigate Third-Party Risk associated with necessary contracted services or activities. Sazmining's influence and network in the Bitcoin mining and energy industry allow us to do greater diligence when evaluating 3rd party partners. Sazmining's diligence on Third-Party Partners significantly mitigates the risk of performance failures and defaults. We recognize that reliable service from counter-parties is important for maximizing risk adjusted returns for our shareholders. General Market Risk General market risks include those associated with broad market movements unrelated to any specific asset. If the overall performance of financial markets becomes increasingly poor, the company could become less profitable. Since Bitcoin is commonly viewed as a high-risk asset, it is possible that the Bitcoin and Bitcoin mining markets experience significant declines in price. Sazmining's expertise in the Bitcoin and Bitcoin mining industry leads us to limit volatility by locking in gains or holding but using hedging instruments. We will continue to practice a risk-adjusted approach to maximizing returns.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Sazmining offers a service known as Bitcoin Mining as a Service (MaaS), designed to make Bitcoin mining accessible, simple, and transparent, particularly for beginners. Our core service involves managing the entire Bitcoin mining process on behalf of customers, allowing individuals to participate in mining without needing to handle technical complexities themselves.

Business Plan

Sazmining is the first Bitcoing Mining as a Service platform that connects Bitcoin mining to retail as a Bitcoin acquisition strategy. The Company generates revenue selling Bitcoin mining rigs (ASIC's) and providing ongoing management services to our customers but does not seek profit from these revenues. Instead the company seeks to earn ten to fifteen percent of the bitcoin revenue the customer's equipment produces as a management fee. Bitcoin mined by the customer's equipment is distributed by the customer's chosen Bitcoin Mining pool directly to the Company and the customer in the agreed upon revenue share split with neither party having access to the others funds. Since Sazmining only makes money when our customers produce

Bitcoin, we believe that we have a perfect incentive alignment with our customers: we seek to maximize the mining rigs' hash-rate delivered to the pool for payment.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William Szamosszegi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO January 2018-October 2023, President and Board Member October 2023-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO January, 2018-October 2023: Responsible for making all major decisions for Sazmining, managing overall operations and resources, and acting as the main point of communication between the board of directors and company operations. Leading the development and execution of the company's long-term strategy, ensuring its financial health and achieving its mission and vision. President and Board Member October 2023-Current: Leads the operational execution of Sazmining's strategic vision while contributing to its highest-level governance. Provides oversight of Sazmining's functions, ensuring the achievement of strategic goals. Actively participates in setting the overall direction and policies of the company.

Education

William Szamosszegi studied psychology and management at Bucknell University. He was also a member of the men's tennis team at Bucknell, where he was named an ITA Scholar-Athlete and earned a spot on the Patriot League Academic Honor Roll. Prior to Bucknell, he was a four-year letterwinner in men's tennis at Ridgewood High School.

Name

Andrew Szamosszegi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Andrew Szamosszegi's current primary role is with Capital Trade, Incorporated. Andrew Szamosszegi currently services 5 hours per week in their role with the Issuer. Positions and offices currently held with the issuer: Position: Advisor and Board Member Dates of Service:

January, 2018 - Present Responsibilities: I am a member of the board of directors and an original investor. Andrew does not receive a compensation, but owns 44.6% of the company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Capital Trade, Incorporated Title: Principal Dates of Service: July, 2005 - Present Responsibilities: Andrew Szamosszegi is a principal and director at Capital Trade Inc., in Washington, DC. He specializes in international trade consulting and is the firm's treasurer. His consulting work consists of engagements with major law firms representing domestic and international firms in high stakes trade disputes. He has also assisted foreign governments by analyzing the costs and benefits of their potential free trade agreements.

Education

M.A. in Pacific International Affairs from the University of California, San Diego (1993). A.B. from Harvard University (Cum Laude, 1988).

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kent Halliburton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO October 2023 -Current President October 2021-October 2023 COO January 2021-October 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO October 2023-Current Responsible for making all major decisions for Sazmining, managing overall operations and resources, and acting as the main point of communication between the board of directors and company operations. Leading the development and execution of the company's long-term strategy, ensuring its financial health and achieving its mission and vision. President October 2021-October 2023 Responsible for the overall strategic direction and management of Sazmining and the company's operations. Focused on implementing the CEO's vision and ensured the effective functioning and growth of the company. COO January 2021-October 2021 Responsible for overseeing the daily administrative and operational functions of Sazmining. Worked closely with the CEO to implement the company's strategic vision, ensuring operational efficiency and productivity across all departments. Played a critical role in managing resources, optimizing processes, and translating high-level strategy into actionable, day-to-day operations.

Education

Kent holds a Bachelor of Science (B.S.) in Computer Engineering from Cal Poly, San Luis Obispo, California where he graduated Summa Cum Laude. He was also the Valedictorian of his High School class.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,205,142
Voting Rights	One vote per share.
Anti-Dilution Rights	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Options
Amount outstanding	444,471
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	SBA EIDL
Amount outstanding	$3,168
Interest rate and payment schedule	3.75%
Amortization schedule	
Describe any collateral or security	
Maturity date	May 9, 2050
Other material terms	

Type of debt	Notes
Name of creditor	Andrew Szamosszegi
Amount outstanding	$10,000
Interest rate and payment schedule	8.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	July 1, 2023
Other material terms	

Type of debt	Bank loan
Name of creditor	Kabbage Funding Loan Agreement
Amount outstanding	$12,929
Interest rate and payment schedule	26.46%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 6, 2024
Other material terms	

Type of debt	Notes
Name of creditor	Andrew Szamosszegi
Amount outstanding	$95,000
Interest rate and payment schedule	10.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 12, 2024
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Convertible Note Holders
Amount outstanding	$50,000
Interest rate and payment schedule	4.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	July 18, 2023
Other material terms	The convertible notes are convertible into common shares at a conversion price. The conversion price shall mean the lesser of: (i) Eighty percent (80%) of the price paid per share for Equity Securities by the investors in the Next Equity Financing; or (ii) the price per

	share derived by dividing the Valuation Cap by the Company Capitalization. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Type of debt	Convertible Notes
Name of creditor	Convertible Note Holders
Amount outstanding	$300,000
Interest rate and payment schedule	14.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	March 7, 2024
Other material terms	The convertible notes are convertible into common shares at a conversion price. The conversion price shall mean the lesser of: (i) Eighty percent (80%) of the price paid per share for Equity Securities by the investors in the Next Equity Financing; or (ii) the price per share derived by dividing the Valuation Cap by the Company Capitalization. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Type of debt	Credit Card
Name of creditor	American Express
Amount outstanding	$9,636
Interest rate and payment schedule	20.25%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Credit Card
Name of creditor	Marcus
Amount outstanding	$17,706
Interest rate and payment schedule	18.24%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Credit Card
Name of creditor	Bank of America
Amount outstanding	$2,913
Interest rate and payment schedule	27.49%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $501,352.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$50,000.00	Startup Funds	January 27, 2021	Section 4(a)(2)
Common Stock	1,010,017	$1,010,017.00	Startup Funds	July 26, 2021	Rule 506(b)
Convertible Notes		$100,000.00	Startup Funds	January 18, 2022	Section 4(a)(2)
Convertible Notes		$500,000.00	Startup Funds	April 14, 2022	Section 4(a)(2)
Convertible Notes		$100,000.00	Startup Funds	February 11, 2022	Section 4(a)(2)
Convertible Notes		$30,000.00	Startup Funds	February 26, 2022	Section 4(a)(2)
Convertible Notes		$25,000.00	Startup Funds	February 28, 2022	Section 4(a)(2)
Convertible Notes		$50,000.00	Startup Funds	March 28, 2022	Section 4(a)(2)
Convertible Notes		$50,000.00	Startup Funds	April 14, 2022	Section 4(a)(2)
Convertible Notes		$25,000.00	Startup Funds	April 29, 2022	Section 4(a)(2)
Convertible Notes		$50,000.00	Startup Funds	September 9, 2022	Section 4(a)(2)
Convertible Notes		$50,000.00	Startup Funds	September 7, 2022	Section 4(a)(2)
Convertible Notes		$100,000.00	Startup Funds	September 7, 2022	Section 4(a)(2)
Common Stock	17,585	$230,363.50	Capital raise fees, Marketing, Research and Development, Working Capital	February 10, 2023	Regulation CF

Convertible Notes		$100,000.00	Working Capital	May 30, 2023	Section 4(a) (2)

Ownership

Andrew Szamosszegi owns 44.6% of the company and William Szamosszegi owns 41.5%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Andrew Szamosszegi	44.6%
William Szamosszegi	41.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company successfully deployed one-megawatt in Wisconsin to start the year. The Company then completed a crowdfunding campaign mid-year to finance its second hosting location. The Company contracted five-megawatts in Villarica, Paraguay of which one megawatt was deployed and operational by end of 2023. The Company had approximately two megawatts of power deployed and approximately sixty-five petahash under management.

The company is structured on a recurring revenue model with each successful year building on the prior year's success. The company intends to reach profitability in 2024 and remain profitable by expanding hashrate under management. Customer acquisition and timing supply and demand remain core challenges.

Liquidity and Capital Resources

On January 27, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On July 26, 2021 the Company conducted an offering pursuant to Rule 506(b) and raised $1,010,017.00.

On January 18, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On April 14, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $500,000.00.

On February 11, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On February 26, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $30,000.00.

On February 28, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On March 28, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On April 14, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On April 29, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On September 9, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On September 7, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On September 7, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On February 10, 2023 the Company conducted an offering pursuant to Regulation CF and raised $230,363.50.

On May 30, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Andrew Szamosszegi
Relationship to the Company	43% Owner
Total amount of money involved	$10,000
Benefits or compensation received by related person	The note bears an interest rate of 8% per annum and the note shall be due and payable on July 1st, 2023. As of December 31, 2023, the note remains outstanding.
Benefits or compensation received by Company	Financing
Description of the transaction	Line of Credit Promissory Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

	/s/Kent Halliburton
	(Signature)

Kent Halliburton
(Name)

Co-Founder, CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Sazmining, Inc.

Balance Sheet Summary

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts	57,048.41	63,433.22
Accounts Receivable	16,327.97	0.00
Other Current Assets	194,923.46	4,204.78
Total Current Assets	**$268,299.84**	**$67,638.00**
Fixed Assets	0.00	0.00
Other Assets	889,800.70	580,964.57
TOTAL ASSETS	**$1,158,100.54**	**$648,602.57**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	71,372.03	21,539.00
Credit Cards	30,255.83	16,979.51
Other Current Liabilities	445,263.69	147,407.49
Total Current Liabilities	**$546,891.55**	**$185,926.00**
Long-Term Liabilities	363,168.00	1,093,572.00
Total Liabilities	**$910,059.55**	**$1,279,498.00**
Equity	248,040.99	-630,895.43
TOTAL LIABILITIES AND EQUITY	**$1,158,100.54**	**$648,602.57**

Profit and Loss Comparison

Sazmining, Inc.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2023	JAN 1 - DEC 31 2022 (PY)
Income		
4000 Revenue	0	0
4100 Equipment Sales	**$1,945,890.93**	**$304,312.06**
4200 Service Fees Revenue	**$561,000.21**	**0**
4300 Management Fee - Revenue Share	**$106,110.95**	**0**
4899 Uncategorized Income		$12,050.00
Total for 4000 Revenue	**$2,613,002.09**	**$316,362.06**
40000 Data Processing Services Income (deleted)		$666.26
Total for Income	**$2,613,002.09**	**$317,028.32**
Cost of Goods Sold		
5000 Costs of Sales	0	0
5100 Cost of Rigs Sold	**$1,658,157.14**	**$226,157.95**
5200 Mining as a Service Costs	**$730,288.75**	**$14,156.98**
Total for 5000 Costs of Sales	**$2,388,445.89**	**$240,314.93**
5999 Prior Crypto Expenses		$102,284.59
Total for Cost of Goods Sold	**$2,388,445.89**	**$342,599.52**
Gross Profit	**$224,556.20**	**-$25,571.20**
Expenses		
6000 Staff & Contractors	**$172,045.35**	**$1,063,203.58**
6100 Travel & Entertainment	**$56,537.70**	**$56,088.50**
6200 Sales & Marketing	**$99,008.27**	**$133,934.59**
6300 Product & Development	**$2,751.35**	**$2,470.88**
6400 Business & Administrative	**$173,528.68**	**$221,582.59**
6900 Uncategorized Expense	$50.00	
7300 Interest Expense	$105,239.34	$1,242.70
7400 Income Tax Expense	-$73,411.13	-$399,417.62
9999 ASK MY ACCOUNTANT	$45,830.52	$365,324.53
6300 Professional Services (deleted)		$2,564.79
6500 Facilities & Utilities	**0**	**$464.25**
Total for Expenses	**$581,580.08**	**$1,447,458.79**
Net Operating Income	**-$357,023.88**	**-$1,473,029.99**
Other Income	**$365.75**	**$0.05**
Other Expenses	**-$80,492.47**	**$29,541.11**
Net Other Income	**$80,858.22**	**-$29,541.06**
Net Income	**-$276,165.66**	**-$1,502,571.05**